SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For August 30, 2004

(Commission File No. 1-31317)

Companhia de Saneamento Básico do Estado de São Paulo - SABESP
(Exact name of registrant as specified in its charter)

Basic Sanitation Company of the State of Sao Paulo - SABESP
(Translation of Registrant's name into English)

Rua Costa Carvalho, 300
São Paulo, S.P., 05429-900
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

NOTICE TO THE MARKET

Companhia de Saneamento Básico do Estado de São Paulo - SABESP, headquartered at Rua Costa Carvalho, 300, in the city and State of São Paulo, enrolled with CNPJ/MF (Corporate Taxpayer’s Identification) # 43.776.517/0001-80 (the “Company”), jointly with Unibanco –União de Bancos Brasileiros S.A., headquartered at Avenida Eusébio Matoso, 891, 18° andar, in the city and State of São Paulo (as “Leader Coordinator”), Banco Santander Brasil S.A., headquartered at Rua Amador Bueno, 474 - Bloco C, 3° andar, in the city and State of São Paulo, Banco ABN AMRO Real S.A., headquartered at Avenida Paulista, n° 1374, 3° andar, in the city and State of São Paulo, Banco Bradesco S.A., located at Avenida Paulista, 1.450, 3° andar, in the city and State of São Paulo, and BB-Banco de Investimento S.A., located at Rua Lélio Gama, 105 - 28° andar, sala 2803, in the city and State of Rio de Janeiro (jointly with the “Coordinators”), announce, under the terms of the provisions of the Brazilian Securities Commission Ruling (“CVM”) #400/03, they applied to CVM, on August 2, 2004, the registration of the public distribution of debentures referring to the 6th issue of the Company, carried out within its Securities Distribution First Program (“Offering” and “Program”).

The Offering

The Offering comprises six hundred thousand (600,000) simple debentures not convertible into stocks, of unsecured type, with unit face value of a thousand Reais (R$1,000.00), summing up the amount of six hundred million of Reais (R$ 600,000,000.00), to be divided into three (3) series (the "Debentures"), whereas the 1st series Debentures shall have their term set forth by DI rate for September 1, 2007, the 2nd series Debentures shall have their term set forth for September 1, 2009 and the 3rd series Debentures shall have their term set forth for September 1, 2010. The allocation of the Debentures amongst series and the remuneration shall be defined under the bookbuilding procedure to be carried out by the Coordinators. The Offering and the Program were approved by the Company’s Board of Directors in meeting held on June 17, 2004, the Minutes of which were filed with the Board of Trade of the State of São Paulo and were purpose of publication on the “Valor Econômico” newspaper and on the Official Gazette of the State of São Paulo on July 13, 2004.

The Coordinators shall carry out the public distribution of the totality of the Debentures under the ruling of guarantee for a firm issue. The public issue of Debentures shall be initiated after the registration of the Offering with CVM (Brazilian Securities Commission) and the publication of the announcement related to the start of the Debentures public distribution, without anticipated reserves, minimum or maximum lots, and favoring, regardless of the chronological order, the proposals of investors intending to subscribe the Debentures exhibiting the best proposals during the bookbuilding process. The best proposals shall be those deemed as presenting the lowest remuneration fees for the investor. It is also advisable that the issue is carried out in such manner to reach the greatest distribution and liquidity in the secondary market. From the date this Notice is published, the Coordinators shall collect intentions of investments related to the Debentures, not receiving reserves, under the terms of the Article 44 of the CVM Ruling # 400/2003.

Further Information

The Offering Preliminary Appendage and the Program Preliminary Brochure are available on the following Internet pages, as well as they can be obtained at the addresses of the Company and of the Coordinators indicated in the introduction of this Notice: (i) Companhia de Saneamento Básico do Estado de São Paulo - SABESP, on the Web site www.sabesp.com.br; (ii) Unibanco – União de Bancos Brasileiros S.A., on the Web site www.unibanco.com.br; Banco Santander Brasil S.A., on the Web site: www.santander.com.br; Banco ABN AMRO Real S.A, on the Web site www.bancoreal.com.br, Banco Bradesco S.A., on the Web site www.shopinvest.com.br, and BB-Banco de Investimento S.A., on the Web site www.bb.com.br; (iii) CVM, at Rua Sete de Setembro, 111, 5° andar – Centro de Consultas, Centro, in the city and State of Rio de Janeiro or at Rua Formosa, 367, 20° andar, Centro, in the city and State of São Paulo, or on the Web site www.cvm.gov.br.

READ THE BROCHURE AND THE APPENDAGE BEFORE ACCEPTING THE OFFERING.

Information included in the Preliminary Brochure and in the Preliminary Appendage shall be purpose of the analysis on the part of CVM, which has not rendered an opinion thereon, yet. The Preliminary Brochure and the Preliminary Appendage are subject to supplements and corrections. The Definitive Brochure and the Definitive Appendage shall be made available to investors at the addresses indicated in the previous paragraph and handed in to investors during the period of distribution.

Further information about the Offering and the Program may be obtained with the Coordinators and the Company. Information about the Offering is detailed in the Brochure.

Coordinators

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city São Paulo, Brazil.

Date: August 30, 2004

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

By:	/S/ Rui de Britto Álvares Affonso
Name: Rui de Britto Álvares Affonso Title: Economic-Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.